Exhibit 99.1
Consolidated Financial
Statements

	Three months ended September 30			Nine months ended September 30
CONSOLIDATED EARNINGS	2006	2006	2005	2006	2006	2005

(In millions of Canadian dollars, unless otherwise noted)		(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 2)			(NOTE 2)
Sales	1,055	1,177	1,241	3,163	3,527	3,743
Operating expenses
Cost of sales	844	942	1,104	2,668	2,976	3,218
Selling, general and administrative	53	59	76	157	175	193
Amortization	71	79	90	213	237	270
Closure and restructuring costs (NOTE 3)	7	8	15	27	30	31

	975	1,088	1,285	3,065	3,418	3,712

Operating profit (loss) from continuing operations	80	89	(44)	98	109	31
Financing expenses	35	39	41	107	119	114
Amortization of deferred gain	(1)	(1)	(2)	(4)	(4)	(4)

Earnings (loss) from continuing operations before income taxes	46	51	(83)	(5)	(6)	(79)
Income tax expense (recovery)	12	13	(35)	(17)	(19)	(50)

Earnings (loss) from continuing operations	34	38	(48)	12	13	(29)
Loss from discontinued operations (NOTE 4)	—	—	(4)	(7)	(8)	(11)

Net earnings (loss)	34	38	(52)	5	5	(40)

Per common share (in dollars) (NOTE 5)
Earnings (loss) from continuing operations
Basic	0.14	0.16	(0.21)	0.04	0.05	(0.13)
Diluted	0.14	0.16	(0.21)	0.04	0.05	(0.13)
Net earnings (loss)
Basic	0.14	0.16	(0.23)	0.02	0.02	(0.18)
Diluted	0.14	0.16	(0.23)	0.02	0.02	(0.18)
Weighted average number of common shares outstanding (millions)
Basic	230.6	230.6	229.8	230.4	230.4	229.6
Diluted	230.6	230.6	229.8	230.4	230.4	229.6

	Three months ended September 30			Nine months ended September 30
CONSOLIDATED RETAINED EARNINGS	2006	2006	2005	2006	2006	2005

(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 2)			(NOTE 2)
Retained earnings (deficit) at beginning of period	(47)	(53)	395	(17)	(19)	412
Net earnings (loss)	34	38	(52)	5	5	(40)
Dividends on common shares	—	—	(13)	—	—	(41)
Dividends on preferred shares	—	—	—	(1)	(1)	(1)
Discount on purchase for cancellation of preferred shares	1	1	—	1	1	—

Retained earnings (deficit) at end of period	(12)	(14)	330	(12)	(14)	330

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

	September 30	September 30	December 31
CONSOLIDATED BALANCE SHEETS As at	2006	2006	2005

(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)
	US$	$	$
	(NOTE 2)
Assets
Current assets
Cash and cash equivalents	56	62	83
Receivables	282	315	294
Inventories	568	633	715
Prepaid expenses	24	27	11
Income and other taxes receivable	18	20	16
Future income taxes	31	35	38

	979	1,092	1,157
Property, plant and equipment	3,028	3,377	3,634
Assets held for sale (NOTE 4)	22	24	—
Goodwill	76	85	92
Other assets	271	303	309

	4,376	4,881	5,192

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	56	63	21
Trade and other payables	504	562	651
Income and other taxes payable	38	42	29
Long-term debt due within one year	2	2	2

	600	669	703
Long-term debt	1,873	2,089	2,257
Future income taxes	215	240	292
Other liabilities and deferred credits	257	287	331

Shareholders’ equity
Preferred shares	30	33	36
Common shares	1,602	1,787	1,783
Contributed surplus	13	15	14
Deficit	(12)	(14)	(19)
Accumulated foreign currency translation adjustments (NOTE 7)	(202)	(225)	(205)

	1,431	1,596	1,609

	4,376	4,881	5,192

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

	Three months ended September 30			Nine months ended September 30
CONSOLIDATED CASH FLOWS	2006	2006	2005	2006	2006	2005

(In millions of Canadian dollars, unless otherwise noted)	(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 2)			(NOTE 2)
Operating activities
Earnings (loss) from continuing operations	34	38	(48)	12	13	(29)
Non-cash items:
Amortization and write-down of property, plant and equipment	71	79	97	213	237	279
Future income taxes	5	5	(47)	(30)	(33)	(70)
Amortization of deferred gain	(1)	(1)	(2)	(4)	(4)	(4)
Closure and restructuring costs, excluding write-down of property, plant and equipment (NOTE 3)	7	8	8	27	30	22
Other	(8)	(9)	9	(14)	(16)	2

	108	120	17	204	227	200

Changes in working capital and other items
Receivables	(31)	(34)	(42)	(34)	(38)	(71)
Inventories	(13)	(15)	46	42	47	(12)
Prepaid expenses	(4)	(5)	2	(12)	(13)	(7)
Trade and other payables	20	22	(5)	(31)	(35)	(22)
Income and other taxes	7	8	12	11	12	11
Other	(4)	(4)	(6)	(8)	(9)	(23)
Payments of closure and restructuring costs	(8)	(9)	(6)	(58)	(64)	(33)

	(33)	(37)	1	(90)	(100)	(157)

Cash flows provided from operating activities of continuing operations	75	83	18	114	127	43

Cash flows used for operating activities of discontinued operations (NOTE 4)	(2)	(2)	(6)	(9)	(10)	(27)

Cash flows provided from operating activities	73	81	12	105	117	16

Investing activities
Additions to property, plant and equipment	(31)	(35)	(34)	(84)	(94)	(113)
Proceeds from disposals of property, plant and equipment	3	4	—	5	6	14
Business acquisition	1	1	—	1	1	—
Other	—	—	3	(3)	(3)	—

Cash flows used for investing activities of continuing operations	(27)	(30)	(31)	(81)	(90)	(99)

Cash flows used for investing activities of discontinued operations (NOTE 4)	—	—	—	—	—	(1)

Cash flows used for investing activities	(27)	(30)	(31)	(81)	(90)	(100)

Financing activities
Dividend payments	—	—	(14)	(1)	(1)	(42)
Change in bank indebtedness	1	1	3	37	41	11
Change in revolving bank credit, net of expenses	(77)	(86)	(301)	(78)	(87)	(111)
Issuance of long-term debt, net of expenses	1	1	482	1	1	482
Repayment of long-term debt	—	—	(177)	(1)	(1)	(267)
Premium on redemption of long-term debt	—	—	(7)	—	—	(7)
Common shares issued, net of expenses	1	1	2	3	3	6
Redemptions of preferred shares	(1)	(1)	—	(2)	(2)	(2)

Cash flows provided from (used for) financing activities of continuing operations	(75)	(84)	(12)	(41)	(46)	70

Cash flows provided from financing activities of discontinued operations (NOTE 4)	—	—	—	—	—	—

Cash flows provided from (used for) financing activities	(75)	(84)	(12)	(41)	(46)	70

Net decrease in cash and cash equivalents	(29)	(33)	(31)	(17)	(19)	(14)
Translation adjustments related to cash and cash equivalents	1	1	1	(2)	(2)	2
Cash and cash equivalents at beginning of period	84	94	70	75	83	52

Cash and cash equivalents at end of period	56	62	40	56	62	40

Cash and cash equivalents at end of period, related to:
Continuing operations	56	62	40	56	62	40
Discontinued operations	—	—	—	—	—	—

Cash and cash equivalents at end of period	56	62	40	56	62	40

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THIRD QUARTER 2006 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE I.

BASIS OF PRESENTATION
In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Domtar Inc.’s (Domtar) financial position as at September 30, 2006 and December 31, 2005, as well as its results of operations and its cash flows for the three months and nine months ended September 30, 2006 and 2005.
     While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with Domtar’s annual consolidated financial statements.
     These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements.
NOTE 2.

UNITED STATES DOLLAR AMOUNTS
The unaudited interim consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2006 unaudited interim consolidated financial statements and the tables of certain related notes have been translated into U.S. dollars at the September 2006 month-end rate of CAN$1.00 = US$0.8966. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THIRD QUARTER 2006 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 3.

CLOSURE AND RESTRUCTURING COSTS
In 2005, Domtar’s management announced a series of targeted measures aimed at returning the Corporation to profitability. The plan included closures of the Cornwall and Ottawa, Ontario paper mills, the Grand-Remous and Malartic, Quebec sawmills, the sale of the Vancouver, British Columbia paper mill and cost-cutting initiatives. This workforce reduction and restructuring plan is in addition to the plans announced in 2004, which covered the Corporation’s paper and merchant operations in Canada and the United States.
     In 2005, Norampac’s management decided to permanently shut down one paper machine at its Red Rock, Ontario containerboard plant and also decided to close three corrugated products plants located in Concord, Ontario, Montreal, Quebec and Buffalo, New York.
     As at September 30, 2006, the balance of the provision was $44 million, which includes $35 million related to the Papers segment, $8 million related to the Wood segment and $1 million related to Norampac, representing the Corporation’s proportionate share.
     The following tables provide a reconciliation of all closure and restructuring costs:

	Three months ended September 30, 2006					Three months ended September 30, 2005
	Total	Papers	Wood	Packaging	Total	Papers	Wood	Packaging	Total

	(Unaudited)					(Unaudited)
	US$	$	$	$	$	$	$	$	$
	(NOTE 2)
Reversal of provision	(11)	(12)	—	—	(12)	—	—	—	—
Labor costs	9	10	—	—	10	3	—	4	7
Write-down of certain inventory items	5	6	—	—	6	—	—	—	—
Write-down of property, plant and equipment	—	—	—	—	—	—	—	7	7
Other closure related costs	4	4	—	—	4	—	—	1	1

Closure and restructuring costs	7	8	—	—	8	3	—	12	15

	Nine months ended September 30, 2006					Nine months ended September 30, 2005
	Total	Papers	Wood	Packaging	Total	Papers	Wood	Packaging	Total

	(Unaudited)					(Unaudited)
	US$	$	$	$	$	$	$	$	$
	(NOTE 2)
Reversal of provision	(12)	(13)	—	—	(13)	(1)	—	—	(1)
Labor costs	22	22	1	1	24	10	—	4	14
Write-down of certain inventory items	6	7	—	—	7	—	—	—	—
Write-down of property, plant and equipment	—	—	—	—	—	—	—	9	9
Other closure related costs	11	12	—	—	12	8	—	1	9

Closure and restructuring costs	27	28	1	1	30	17	—	14	31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THIRD QUARTER 2006 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 3. CLOSURE AND RESTRUCTURING COSTS (CONTINUED)
The following table provides a reconciliation of all closure and restructuring cost provisions:

	September 30	September 30	December 31
	2006	2006	2005

	(Unaudited)
	US$	$	$
	(NOTE 2)
Balance at beginning of period	76	85	37
Severance payments	(40)	(45)	(32)
Reversal of provision	(12)	(13)	(1)
Additions
Labor costs	11	12	71
Environmental costs	—	—	10
Other	4	5	—

Balance at end of period	39	44	85

NOTE 4.

DISCONTINUED OPERATIONS
In November 2005, as part of its restructuring program, Domtar announced its intention to sell the Vancouver, British Columbia paper mill. Effective in the second quarter of 2006, the Vancouver paper mill was not sold and has been permanently closed. Considering the fact that its major product line will not continue to be sold, the Vancouver paper mill will no longer be included in the Papers segment but classified as a discontinued operations in the consolidated earnings and in the consolidated cash flows and the property, plant and equipment as held for sale in the consolidated balance sheets. The consolidated earnings and cash flows for the three months and nine months ended September 30, 2005 have been restated for purposes of comparability with the basis of presentation adopted in the second quarter of 2006. In July 2006, Domtar reached an agreement to sell the Vancouver paper mill property, subject to a number of closing conditions.
     The loss from discontinued operations of the Vancouver paper mill is summarized as follows:

	Three months ended September 30			Nine months ended September 30
	2006	2006	2005	2006	2006	2005

	(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 2)			(NOTE 2)
Sales	2	2	20	34	38	64

Earnings (loss) from discontinued operations before income taxes	1	1	(6)	(10)	(11)	(16)
Income tax expense (recovery)	1	1	(2)	(3)	(3)	(5)

Loss from discontinued operations	—	—	(4)	(7)	(8)	(11)

Basic loss from discontinued operations per share (in dollars)	—	—	(0.02)	(0.02)	(0.03)	(0.05)
Diluted loss from discontinued operations per share (in dollars)	—	—	(0.02)	(0.02)	(0.03)	(0.05)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THIRD QUARTER 2006 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 5.

EARNINGS (LOSS) PER SHARE
     The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Three months ended September 30			Nine months ended September 30
	2006	2006	2005	2006	2006	2005

	(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 2)			(NOTE 2)
Earnings (loss) from continuing operations	34	38	(48)	12	13	(29)
Dividend requirements of preferred shares	—	—	—	1	1	1

Earnings (loss) from continuing operations applicable to common shares	34	38	(48)	11	12	(30)
Net earnings (loss)	34	38	(52)	5	5	(40)
Dividend requirements of preferred shares	—	—	—	1	1	1

Net earnings (loss) applicable to common shares	34	38	(52)	4	4	(41)
Weighted average number of common shares outstanding (millions)	230.6	230.6	229.8	230.4	230.4	229.6
Effect of dilutive securities (millions)	—	—	—	—	—	—

Weighted average number of diluted common shares outstanding (millions)	230.6	230.6	229.8	230.4	230.4	229.6

Basic earnings (loss) from continuing operations per share (in dollars)	0.14	0.16	(0.21)	0.04	0.05	(0.13)
Diluted earnings (loss) from continuing operations per share (in dollars)	0.14	0.16	(0.21)	0.04	0.05	(0.13)

Basic net earnings (loss) per share (in dollars)	0.14	0.16	(0.23)	0.02	0.02	(0.18)
Diluted net earnings (loss) per share (in dollars)	0.14	0.16	(0.23)	0.02	0.02	(0.18)

The following table provides the securities that could potentially dilute basic earnings (loss) per share in the future but were not included in the computation of diluted earnings (loss) per share because to do so would have been anti-dilutive for the periods presented:

	September 30	September 30
	2006	2005

Number of shares
Options	4,589,495	5,050,990
Bonus shares	67,875	143,325
Rights	84,500	84,500

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THIRD QUARTER 2006 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 6.

RECEIVABLES
As at February 22, 2006, Domtar finalized a new three-year securitization agreement, which includes both U.S. and Canadian receivables. The maximum cash consideration that can be received from the sale of receivables under this new combined agreement is $222 million (US$190 million). As at September 30, 2006, the senior beneficial interest held by third parties amounted to $193 million (US$173 million) under this new securitization program compared to $163 million (US$140 million) as at December 31, 2005 under the old U.S. and Canadian accounts receivable programs.
NOTE 7.

ACCUMULATED FOREIGN CURRENCY
TRANSLATION ADJUSTMENTS

	September 30	September 30	December 31
	2006	2006	2005

	(Unaudited)
	US$	$	$
	(NOTE 2)
Balance at beginning of period	(184)	(205)	(190)
Effect of changes in exchange rates during the period:
On net investment in self-sustaining foreign subsidiaries	(76)	(85)	(69)
On certain long-term debt denominated in foreign currencies designated as a hedge of net investment in self-sustaining foreign subsidiaries	70	78	65
Future income taxes thereon	(12)	(13)	(11)

Balance at end of period	(202)	(225)	(205)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THIRD QUARTER 2006 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 8.

FINANCIAL INSTRUMENTS
FOREIGN CURRENCY RISK
In order to reduce the potential negative effects of a fluctuating Canadian dollar, Domtar has entered into various arrangements to stabilize anticipated future net cash inflows denominated in U.S. dollars. The following table provides the detail of the arrangements used as hedging instruments:

	September 30	December 31	September 30	December 31
	2006	2005	2006	2005

	(Unaudited)
	Average exchange rate		Contractual amounts
	(CAN$/US$)		(In millions of U.S. dollars)
Forward foreign exchange contracts
0 to 12 months	1.18	1.24	144	295
13 to 24 months	1.13	—	2	—
Currency options purchased
0 to 12 months	1.13	—	170	—
13 to 24 months	1.12	—	30	—
Currency options sold
0 to 12 months	1.19	—	130	—
13 to 24 months	1.19	—	30	—

Forward foreign exchange contracts are contracts whereby Domtar has the obligation to sell U.S. dollars at a specific rate.
     Currency options purchased are contracts whereby Domtar has the right, but not the obligation, to sell U.S. dollars at the strike rate if the U.S. dollar trades below that rate. Currency options sold are contracts whereby Domtar has the obligation to sell U.S. dollars at the strike rate if the U.S. dollar trades above that rate.
NOTE 9.

DEFINED BENEFIT PLANS AND
OTHER EMPLOYEE FUTURE BENEFIT PLANS

	Three months ended September 30			Nine months ended September 30
	2006	2006	2005	2006	2006	2005

	(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 2)			(NOTE 2)
Net periodic benefit cost for defined benefit plans	14	16	11	40	45	31
Net periodic benefit cost for other employee future benefit plans	2	2	3	6	7	9

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THIRD QUARTER 2006 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 10.

SEGMENTED DISCLOSURES
Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar’s reportable segments:
-	PAPERS – represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and technical and specialty papers, as well as pulp.

-	PAPER MERCHANTS – involves the purchasing, warehousing, sale and distribution of various products made by Domtar and by other manufacturers. These products include business and printing papers and certain industrial products.

-	WOOD – comprises the manufacturing and marketing of lumber and wood-based value-added products and the management of forest resources.

-	PACKAGING – comprises the Corporation’s 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.
Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THIRD QUARTER 2006 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 10. SEGMENTED DISCLOSURES (CONTINUED)

SEGMENTED DATA	Three months ended September 30			Nine months ended September 30
OF CONTINUING OPERATIONS	2006	2006	2005	2006	2006	2005

	(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 2)			(NOTE 2)
Sales
Papers	650	725	751	1,910	2,130	2,233
Paper Merchants	233	260	275	711	793	794
Wood	96	107	159	345	385	545
Packaging	148	165	161	431	480	491

Total for reportable segments	1,127	1,257	1,346	3,397	3,788	4,063
Intersegment sales — Papers	(59)	(66)	(71)	(194)	(217)	(211)
Intersegment sales — Wood	(12)	(13)	(32)	(37)	(41)	(104)
Intersegment sales — Packaging	(1)	(1)	(2)	(3)	(3)	(5)

Consolidated sales	1,055	1,177	1,241	3,163	3,527	3,743
				-
Amortization and write-down of property, plant and equipment
Papers	55	61	70	164	183	209
Paper Merchants	1	1	—	2	2	2
Wood	8	9	12	24	27	34
Packaging	7	8	15	23	25	34

Consolidated amortization and write-down of property, plant and equipment	71	79	97	213	237	279

Operating profit (loss) from continuing operations
Papers	67	75	(30)	67	74	(12)
Paper Merchants	3	3	4	9	10	13
Wood	(15)	(17)	(12)	(29)	(32)	5
Packaging	20	23	(10)	45	50	14

Total for reportable segments	75	84	(48)	92	102	20
Corporate	5	5	4	6	7	11

Consolidated operating profit (loss) from continuing operations	80	89	(44)	98	109	31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
THIRD QUARTER 2006 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 11.

SUBSEQUENT EVENT
On April 27, 2006, the Canadian and U.S. Governments signed a term sheet which addresses the refund of duty deposits and sets out a framework for the management of Canadian softwood lumber exports to the U.S. for a seven-year period. On July 1, 2006, Canada and the U.S. signed a more detailed legal text based upon the term sheet. On September 12, 2006, Canada and the U.S. signed the Softwood Lumber Agreement 2006, which was largely based on the July 1, 2006 legal text. Finally, on October 12, 2006, Canada and the U.S. agreed to certain amendments to the Softwood Lumber Agreement, and the final Agreement took effect on that date. Specific implications of the Agreement include the immediate revocation by the U.S. of the antidumping and countervailing duties orders, with retroactive effect to May 2002; the cessation of countervailing and antidumping duties collections by the U.S.; the termination of ongoing administrative reviews by the U.S.; the prohibition of any new antidumping or countervailing duties investigations in respect of softwood lumber from Canada for the duration of the Agreement and the immediate imposition by the Government of Canada of the export tax regime that is currently before Parliament and has been tentatively approved by a Ways & Means Motion.
     As at September 30, 2006, Domtar did not record a receivable for the total cash deposits made since May 2002 and the related interest because the agreement was not in effect. Effective October 12, 2006, Domtar is entitled to receive a refund for duties collected by the U.S. Government since 2002 plus interest for a total consideration of approximately US$183 million ($204 million) which could be subject to a special charge of 19% to be imposed by the Canadian Government.
NOTE 12.

ANNOUNCED TRANSACTION
In August 2006, Domtar signed a definitive agreement to combine with Weyerhaeuser’s fine paper business and related assets. Under the terms of the transaction, Weyerhaeuser’s fine paper business, consisting of 10 primary pulp and paper mills (seven in the United States and three in Canada), converting, forming and warehousing facilities and two sawmills will be transferred into a newly formed company for stock and a cash payment of US$1.35 billion to be provided by the new company through borrowings under a credit facility. Weyerhaeuser will distribute the shares of the new company to its shareholders in either a spin-off or split-off transaction at its own discretion. Domtar will combine with the newly formed company to create the “new Domtar.” At the time of the closing, the combined company will be owned approximately 55% by former Weyerhaeuser shareholders and 45% by former Domtar shareholders. The combination is subject to approvals by the shareholders of Domtar by a special resolution, the Superior Court of Quebec, appropriate regulatory and other authorities, as well as customary closing conditions. The transaction is expected to close in the first quarter of 2007. As a result of this transaction, Domtar will become an indirect wholly owned subsidiary of the “new Domtar,” a U.S. incorporated company.
NOTE 13.

COMPARATIVE FIGURES
To conform with the basis of presentation adopted in the current period, certain figures previously reported have been reclassified.